UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contactos: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for November 2017

Passenger traffic increased 7.3% YoY in Mexico, and decreased 31.9% in Puerto Rico and 13.7% in Colombia

Mexico City, December 5, 2017 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for November 2017 declined 4.3% when compared to November 2016. Passenger traffic rose 7.3% in Mexico, and declined 31.9% in San Juan and 13.7% in Colombia.

This announcement reflects comparisons between November 1 through November 30, 2017 and 2016. Accumulated figures reflect comparisons between January 1 and November 30, 2017 and 2016. Transit and general aviation passengers are excluded for Mexico and Colombia.

Note that the decline in passenger traffic at San Juan Airport reflects the impact of Hurricane Maria, which hit the island on September 21, 2017. Operations at this airport were still operating on a limited basis during November 2017. While the number of flights in November 2017 returned to the 70 average daily flights reported in 2016, they still register a lower load factor in arrivals. In Colombia, passenger traffic was impacted by a strike of local pilots at a major international carrier.

Passenger Traffic Summary
	November		% Chg.	Year to Date		% Chg.
	2016	2017		2016	2017
Mexico	2,314,675	2,483,297	7.3	25,713,487	28,195,723	9.7
Domestic Traffic	1,127,402	1,214,507	7.7	11,710,196	13,024,589	11.2
International Traffic	1,187,273	1,268,790	6.9	14,003,291	15,171,134	8.3
San Juan, Puerto Rico	678,584	462,050	(31.9)	8,180,485	7,759,112	(5.2)
Domestic Traffic	588,112	416,981	(29.1)	7,153,160	6,799,365	(4.9)
International Traffic	90,472	45,069	(50.2)	1,027,325	959,747	(6.6)
Colombia	871,326	751,690	(13.7)	9,060,363	9,098,707	0.4
Domestic Traffic	768,149	634,180	(17.4)	7,841,903	7,848,971	0.1
International Traffic	103,177	117,510	13.9	1,218,460	1,249,736	2.6
Total Traffic	3,864,585	3,697,037	(4.3)	42,954,335	45,053,542	4.9
Domestic Traffic	2,483,663	2,265,668	(8.8)	26,705,259	27,672,925	3.6
International Traffic	1,380,922	1,431,369	3.7	16,249,076	17,380,617	7.0

ASUR Page 1 of 3

Mexico Passenger Traffic
		November		% Chg.	Year to Date		% Chg.
		2016	2017		2016	2017
Domestic Traffic		1,127,402	1,214,507	7.7	11,710,196	13,024,589	11.2
CUN	Cancún	582,383	657,481	12.9	6,194,124	7,124,929	15.0
CZM	Cozumel	12,802	12,979	1.4	127,831	121,656	(4.8)
HUX	Huatulco	46,381	50,539	9.0	489,975	580,639	18.5
MID	Mérida	172,264	181,376	5.3	1,608,366	1,764,618	9.7
MTT	Minatitlán	17,062	12,917	(24.3)	202,946	180,307	(11.2)
OAX	Oaxaca	61,448	73,656	19.9	621,870	708,828	14.0
TAP	Tapachula	27,387	23,243	(15.1)	264,727	251,200	(5.1)
VER	Veracruz	102,408	106,066	3.6	1,127,853	1,181,494	4.8
VSA	Villahermosa	105,267	96,250	(8.6)	1,072,504	1,110,918	3.6
International Traffic		1,187,273	1,268,790	6.9	14,003,291	15,171,134	8.3
CUN	Cancún	1,123,514	1,194,247	6.3	13,209,309	14,318,334	8.4
CZM	Cozumel	24,468	24,175	(1.2)	361,954	368,963	1.9
HUX	Huatulco	9,413	13,748	46.1	102,080	118,267	15.9
MID	Mérida	13,785	18,156	31.7	148,359	178,982	20.6
MTT	Minatitlán	554	474	(14.4)	10,562	6,187	(41.4)
OAX	Oaxaca	6,390	8,580	34.3	54,070	69,272	28.1
TAP	Tapachula	1,458	1,481	1.6	10,773	13,150	22.1
VER	Veracruz	4,754	5,075	6.8	66,674	62,326	(6.5)
VSA	Villahermosa	2,937	2,854	(2.8)	39,510	35,653	(9.8)
Total Traffic México		2,314,675	2,483,297	7.3	25,713,487	28,195,723	9.7
CUN	Cancún	1,705,897	1,851,728	8.5	19,403,433	21,443,263	10.5
CZM	Cozumel	37,270	37,154	(0.3)	489,785	490,619	0.2
HUX	Huatulco	55,794	64,287	15.2	592,055	698,906	18.0
MID	Mérida	186,049	199,532	7.2	1,756,725	1,943,600	10.6
MTT	Minatitlán	17,616	13,391	(24.0)	213,508	186,494	(12.7)
OAX	Oaxaca	67,838	82,236	21.2	675,940	778,100	15.1
TAP	Tapachula	28,845	24,724	(14.3)	275,500	264,350	(4.0)
VER	Veracruz	107,162	111,141	3.7	1,194,527	1,243,820	4.1
VSA	Villahermosa	108,204	99,104	(8.4)	1,112,014	1,146,571	3.1

US Passenger Traffic, San Juan Airport (LMM)
		November		% Chg.	Year to Date		% Chg.
		2016	2017		2016	2017
SJU Total		678,584	462,050	(31.9)	8,180,485	7,759,112	(5.2)
Domestic Traffic		588,112	416,981	(29.1)	7,153,160	6,799,365	(4.9)
International Traffic		90,472	45,069	(50.2)	1,027,325	959,747	(6.6)

Colombia Passenger Traffic (Airplan)
		November		% Chg.	Year to Date		% Chg.
		2016	2017		2016	2017
Domestic Traffic		768,149	634,180	(17.4)	7,841,903	7,848,971	0.1
MDE	Rio Negro	532,832	420,026	(21.2)	5,564,958	5,571,102	0.1
EOH	Medellín	95,715	89,013	(7.0)	831,181	848,525	2.1
MTR	Montería	84,708	71,447	(15.7)	878,108	870,104	(0.9)
APO	Carepa	17,451	16,812	(3.7)	171,185	170,824	(0.2)
UIB	Quibdó	30,132	29,438	(2.3)	333,003	314,841	(5.5)
CZU	Corozal	7,311	7,444	1.8	63,468	73,575	15.9
International Traffic		103,177	117,510	13.9	1,218,460	1,249,736	2.6
MDE	Rio Negro	103,177	117,510	13.9	1,218,460	1,249,736	2.6
EOH	Medellín	-	-		-	-
MTR	Montería	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdó	-	-		-	-
CZU	Corozal	-	-		-	-
Total Traffic Colombia		871,326	751,690	(13.7)	9,060,363	9,098,707	0.4
MDE	Rio Negro	636,009	537,536	(15.5)	6,783,418	6,820,838	0.6
EOH	Medellín	95,715	89,013	(7.0)	831,181	848,525	2.1
MTR	Montería	84,708	71,447	(15.7)	878,108	870,104	(0.9)
APO	Carepa	17,451	16,812	(3.7)	171,185	170,824	(0.2)
UIB	Quibdó	30,132	29,438	(2.3)	333,003	314,841	(5.5)
CZU	Corozal	7,311	7,444	1.8	63,468	73,575	15.9

ASUR Page 2 of 3

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport, the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

- END -

ASUR Page 3 of 3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: December 5, 2017